RECEIVED

2007 SEP 25 A 5: 25

FICE OF INTER... CORPORATE F...

GYRUS GROUP PLC

410 Wharfedale Road
Winnersh Triangle, Wokingham
Berkshire RG41 5RA
[redacted]

07026914

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

17th September 2007

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public:

- Stock Exchange announcement regarding Director / PDMR Shareholding dated 17 September 2007.
- Stock Exchange announcement regarding Interim Results dated 17 September 2007.
- Stock Exchange announcement regarding Total Voting Rights dated 3 September 2007.
- Annual Return form (Form 363s) dated 23 August 2007.

Yours sincerely,

Yomi Akisanya

Enc.

PROCESSED
SEP 2 6 2007
THOMSON
FINANCIAL

9/25

RECEIVED

2007 SEP 25 A 5:25

FICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	14:13 17-Sep-07
Number	9629D

GYRUS GROUP PLC ("The Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has today received notification that following the announcement of the Group's results for the half-year to 30th June 2007 today, the following directors have acquired shares as follows:

Brian Steer (Chairman) - 10000 shares
Roy Davis (CEO) - 3896 shares
Simon Shaw (CFO) - 3800 shares

All transactions were carried out at prices between 385.5p and 386.5p

This notice is given in fulfilment of the obligation under DTR 3.1.4.

END

Close

RECEIVED

Company	Gyrus Group PLC
TIDM	GYG
Headline	Interim Results
Released	07:01 17-Sep-07
Number	9244D

Free annual report

GYRUS GROUP PLC

17 September 2007

Gyrus Group PLC

Gyrus increases underlying revenues by 11%

Gyrus Group PLC ("Gyrus" or "the Group"), a leading supplier of medical devices which reduce trauma and complications in surgery, announces its interim results for the six months ended 30 June 2007.

Financial Highlights

- Group revenues up 2% to £109.1m (H1 2006: £107.4m) – up 11% on a continuing product sales and constant currency basis
- Adjusted operating profit* up 2% to £17.5m (H1 2006: £17.1m) – up 13% on a constant currency basis
- Adjusted EPS** rises 10% to 8.5p (H1 2006: 7.7p) - representing approximately 23% growth translated on a constant currency basis
- Basic EPS increases 40% to 3.5p (H1 2006: 2.5p)
- Restructuring charges increase by 61% to £3.7m (H1 2006: £2.3m)

* *Adjusted for material non-recurring items, amortisation of acquired intangibles, restructuring costs and IAS 12 adjustm*
** *Adjusted Operating profit basis adjusted for Special LTIP award charge, deferred tax movements and current tax crea*

Operating Highlights

- Surgical Division NAFTA* revenues increased by 22% to $45.4m (H1 2006: $37.3m) - reflecting the continued growth of laparoscopic surgery in the US
- Urology & Gynaecology Division increases NAFTA* product revenues by 11% to $87.9m (H1 2006: $79.1m) with strong performances from PK SuperPulse and the Stone Management portfolio
- General Surgery introduction progresses well with revenue from the G 400 and PlasmaCision range up by 136% to $6.6m (H1 2006: $2.8m); 350 new G 400 generators installed in the US (H1 2006 April to June: 105); 513 by 30th August 2007
- Gross margin pre-restructuring costs of 59.8% (H1 2006: 60.7%) negatively affected by US dollar depreciation and short term manufacturing inefficiencies on new products
- Adjusted operating margin increases to 16.0% (H1 2006: 15.9%)

**North American Free Trade Area*

Commenting on the results, Roy Davis, Chief Executive Officer, said:

"The Group has performed well against the backdrop of a 10% depreciation in the dollar. Our Surgical and Urology & Gynaecology Divisions have grown strongly in the United States and we have seen an improvement in our international markets. Our new PK PlasmaCision surgical instruments and Invisio digital visualisation products have started well. We look to the second half with confidence in the underlying performance of the Group, but somewhat temper our

enthusiasm as a result of the continued weakness of the US Dollar."

Enquiries:

Gyrus Group PLC	Today:
Roy Davis, Chief Executive	Tel: 0207 831 3113
Simon Shaw, Chief Financial Officer	Tel: 0207 831 3113
Financial Dynamics	
Ben Atwell	Tel: 0207 831 3113

A meeting for analysts will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB at 9.30 BST. A conference call for overseas analysts and investors will be held at 2pm BST; 9am EST today

Please contact Mo Noonan at mo.noonan@fd.com or on +44 (0)20 7269 7116 for details

Overview

Gyrus has performed well in the half year to 30th June 2007. Reported sales revenue grew by 2% to £109m (H1 2006: £107m) despite the significant weakness of the US dollar, our principal operating currency, which had devalued by approximately 10% against the prior period. On a constant currency basis sales revenue grew by approximately 11%, which is reflective of the continued strengthening of the underlying business.

The Group's gross margin before restructuring costs reduced slightly to 59.8% (H1 2006: 60.7%) as a result of the effect of the weak dollar on the gross profitability of our UK manufacturing plant and some short term manufacturing inefficiencies in new products. Both of these causes are temporary in nature, as we are scheduled to transfer volume manufacturing from our Cardiff plant to Mexico, and the new product inefficiencies reduce as manufacturing yield improves and volumes develop over time.

Reported basic earnings per share (EPS) increased by 40% to 3.5p (H1 2006: 2.5p) and Adjusted EPS, which excludes material non-recurring items, amortisation of acquired intangibles, restructuring costs, IAS 12 adjustment to goodwill and other deferred tax movements and current tax credits taken to equity, grew 10% to 8.5p (H1 2006: 7.7p). This represented approximately 23% growth when translated on a constant currency basis.

Business Review

The performance of each business unit during the first half of 2006 is shown below in its principal billing currency:

Analysis of Revenues

Business			**H12006***	**H12007**	**Growth**
Surgical	NAFTA	$m	37.3	45.4	21.7%
	International	£m	3.8	3.9	2.6%
Urology & Gynaecology	NAFTA	$m	79.1	89.9[1]	13.7%[1]
	International	£m	4.4	5.0	13.6%
ENT	NAFTA	$m	25.6[2]	24.1	(5.9)%[2]
	International	£m	6.0	6.6	10.0%
Partnered Technologies	NAFTA	$m	21.8	22.9	5.0%
	International	£m	1.2	1.2	0.0%
$/£ Rate			1.78	1.97	(9.6)%
Total Revenue		**£m**	**107.4**	**109.1**	**1.6%**

* *2006 comparative figures have been reclassified to reflect more accurate Divisional analysis of product sales, particularly in the International Division*

Note [1] H1 2007 includes the partial release of a sales provision made on a specific contract in the previous year. This amounted to $2.0m. Excluding this non-recurring adjustment US domestic revenue growth was 11.1%

Note [2] H1 2006 comparative includes $0.8m revenue from a product line, which was disposed of on 31 December 2006. Excluding these sales, underlying revenue declined by 2.8%

SURGICAL DIVISION

The division's NAFTA revenues grew by 21.7% to $45.4m reflecting the continued strong growth of the US laparoscopic hysterectomy market and the 22% growth in our cutting forceps range. In addition the introduction of our PK portfolio (including the new PlasmaCision-based products) into general surgery resulted in strong performances from portfolio products such as the Lyons dissector (31% growth), and the PK Needle (23% growth) alongside the PlasmaCision-based instruments, which together grew by approximately 77%. Of the PlasmaCision instruments, the Plasma Trissector and PlasmaSpatula performed well, and the portfolio outweighed the modest revenue shortfall from the PlasmaSeal, which is on limited release until Q1 2008 pending design modifications.

In summary, the PlasmaCision portfolio generated approximately $3.4m in disposable instrument sales during the period (H1 2006: $1.9m) and 350 G400 generators were installed into the US market. Of these, 55% were sold, generating additional revenues of $3.2m (H1 2006: $0.9m), and the remainder were placed. This ratio of sales to placements is slightly higher than normal and reflects the fact that a number of G400 generators were sold into accounts either solely or partially to drive the Intuitive Surgical Endowrist PK Dissecting forceps instrument, which was developed under licence from Gyrus and launched last year.

International revenues in this relatively small part of the division grew by approximately 3% to £3.9m (H1 2006: £3.8m).

UROLOGY & GYNAECOLOGY DIVISION

The Urology & Gynaecology Division's headline NAFTA revenue of $89.9m included the benefit of the partial release of a specific provision on a longstanding supply contract in the US, which was successfully renewed in May 2007. Excluding this one-off item, the Division grew its underlying NAFTA revenues by 11.1% to $87.9m (H1 2006: $79.1m).

This performance is evidence of the continued strengthening of the business since the Group's acquisition of ACMI in the second half of 2005. The Division's revenue was driven by a strong performance in the cysto-resection business which grew 12% overall to $34.3m (H1 2006: $30.7m) as a result of continued strong growth in the PK SuperPulse line which grew 56%. Stone management, the Division's second largest business area in the US, also performed strongly with revenue growth of 13% to $31.4m (H1 2006: $27.8m). This was driven by the laser and lithotripsy product ranges growing substantially, albeit against a weak comparable in the first half of 2006.

The launch of the Invisio DUR-D, the first ureteroscope to be based upon distal chip digital technology, commenced successfully in April 2007 and has begun to help drive an increase in the sales of disposable products for stone management such as laser fibres, which grew revenues by 23% in the period.

Internationally, the Division achieved revenue of £5.0m (H1 2006: £4.4m), which represents growth of 13.6%.

ENT DIVISION

The Division's NAFTA revenue declined by 5.9% to $24.1m (H1 2006: $25.6m) on a reported basis and 2.8% on an underlying basis, which excludes revenues from a product range, which was disposed of at the end of 2006. This decline was in line with expectations for the first half as the Division completed the reorganisation and retraining of the sales force, which it had begun late in the fourth quarter of 2006, as a prelude to the introduction of the second iteration of the JPK instrument for tonsillectomy. The launch occurred in late April and helped PlasmaCision-derived revenue to increase by just under 60% in the period, albeit from a small comparative base. In addition sales of the Diego microdebrider disposable instrument range grew by 10% in the period. The otology business declined 3% and the Division experienced continued weakness in somnoplasty, based on the historical loss of reimbursement.

Since its launch in April 2007, the JPK for tonsils has been doing well in evaluations and a number of significant accounts have been converted to the product. With the reorganised sales force stabilised, we anticipate a strengthened performance in the second half.

Internationally, divisional revenues increased by 10% to £6.6m, with stronger performances in Benelux, the UK and certain distributor markets.

PARTNERED TECHNOLOGIES DIVISION

The Partnered Technologies Division consists of technology licence, marketing and supply relationships with Johnson & Johnson (Depuy Mitek, Ethicon Endo-Surgery and Gynecare), Guidant, Conmed, Rhytec and Intuitive Surgical. The Division's US dollar denominated revenues increased by 5.0% to $22.9m (H1 2006: $21.8m), with the majority of our partners showing sound growth. This was a good performance against the backdrop of a very strong comparative period, which had itself shown more than 30% revenue growth on new product launches and associated filling of the supply chain. During the period, we further enhanced our relationship with Intuitive Surgical Inc, developers of the da Vinci system for robotic assisted laparoscopic surgery, by embarking upon a new development collaboration based upon the

Group's Invisio digital visualisation technology.

Research & Development

The Group's investment in R&D for the first half was £6.4m excluding restructuring costs (5.9% of sales) (H1 2006: £8.2m of which £1.1m represented patent litigation costs). The reduction in mainstream R&D expenditure reflected the effect of US dollar devaluation and the restructuring benefits of integrating all PK developments into one site (Cardiff, UK).

Operations & Integration

During the first half of 2007 the Group enjoyed a small increase in profitability with the Adjusted Operating Margin, before restructuring costs, IAS 12 Goodwill adjustment and the amortisation of acquired intangible assets increasing to 16.0% (H1 2006: 15.9%). Continued strong control of overheads and associated integration benefits mitigated certain short term manufacturing inefficiencies and the negative impact of currency at the gross margin level.

The Group's reported gross margin fell to 57.9% (H1 2006: 59.7%) and the gross margin before restructuring costs was 59.8% (H1 2006: 60.7%). The devaluation in the US dollar negatively affected the Group gross margin as the profitability of products manufactured in Cardiff but sold in US dollars was reduced. The manufacturing of the majority of these products is due to be transferred to the Group's Mexican facility by mid 2008, thereby mitigating the margin exposure due to currency.

Aside from currency, the principal sources of the underlying short term reduction in gross margin were manufacturing inefficiencies including labour, abnormal scrap and raw material and component inventory write-downs associated with the new PlasmaCision and DUR-D products at their early stage of development. Finally, continued manufacturing inefficiencies on products manufactured in Maple Grove, which had been transferred on restructuring from the ex-ACMI Racine plant, contributed a further reduction in the gross margin. Each of these effects is expected to be short term in nature, and we anticipate activities during the second half of 2007 and into 2008, which will continue to improve operating profitability towards our target of 20% by the end of July 2008.

Financial Review

Operating expenses net of other operating income increased by 0.6% to £54.1m (H1 2006: £53.8m) primarily as a result of a 61% increase in restructuring charges to £3.7m (H1 2006: £2.3m). Excluding restructuring costs, amortisation of acquired intangibles and IAS 12 adjustment to goodwill, underlying net operating expenses decreased by 0.6% to £47.8m (H1 2006: £48.1m), which reflected an increase of 9% on a constant currency basis and represented 43.8% of revenue (H1 2006: 44.8%). Within this reduced overhead cost, reported selling and distribution costs increased by 9% (representing approximately 19% growth on a constant currency basis) in support of the new product launches in General Surgery and tonsillectomy together with the reorganisation of the ENT sales force.

Basic earnings per share (EPS) increased by 40% to 3.5p (H1 2006: 2.5p). Adjusted EPS, which is adjusted for amortisation of acquired intangible assets, restructuring costs (including the Special LTIP award charge), IAS 12 adjustment to goodwill and other deferred tax movements and current tax credits taken to equity, increased by 10.4% to 8.5p (H1 2006: 7.7p).

During the period, the Group increased the installed base of generators in the US market by 21% to 6913 units (H1 2006: 5694 units). 59% of new installations were sold rather than placed. Sales of the related disposable instruments increased 27% to $36.2m (H1 2006: $28.6m).

During the period the Group successfully completed the first phase of its Oracle ERP implementation into the new customer service and distribution centre in Minnesota, which manages order taking, inventory logistics and account management for approximately 70% of the Group's revenue.

The impact of this implementation together with the continuing integration programme resulted in a temporary adverse movement in working capital during the period of 12% compared with the year- end position. The primary causes of this growth were the creation of buffer inventories for the transfer of certain production from Cardiff to Mexico and other production restructuring initiatives and an increase in receivables outstanding as the customer account registers of the Urology & Gynaecology and Surgical Divisions were combined through the Oracle implementation. Both of these primary causes are short term in nature although it is anticipated that they will continue at least in part until the major integration initiatives, including the Oracle implementation are completed.

The effect of currency translation decreased the sterling value of the Group's assets and liabilities as a whole, which are materially denominated in US dollars. At the period end net debt stood at £91m, equivalent to £93m on a constant currency basis (31st December 2006: £96.9m); representing a net debt to equity gearing ratio of 31.3% (31st December 2006: 33.8%).

Subsequent to the period end, the Group's existing syndicated $250 million debt facility was converted and extended into a revolving credit facility with a five year term. The terms and covenants were re-negotiated to reflect the Group's strengthened financial position since July 2005, when the original facility was created, and to provide the flexibility for the Group to undertake bolt-on transactions should the need arise.

Management

On 1st June 2007, the Group announced the appointment of Roy Davis, Chief Operating Officer since October 2003, as Chief Executive Officer and Brian Steer became Non-executive Chairman following the separation of the role of CEO and Chairman in line with best practice in corporate governance.

Outlook

The first half of 2007 has been successful for the Group. Our new products have performed well in their early stages, the Surgical Division has continued to grow strongly and the Urology & Gynaecology Division has continued to strengthen since the fourth quarter of last year. The early response to our tonsillectomy offering in ENT is encouraging and we expect the international business to continue to improve. Accordingly, we look to the second half of 2007 and beyond with confidence in the underlying performance of the Group, but somewhat temper our enthusiasm as a result of the continued weakness of the US dollar.

Gyrus Group PLC
Consolidated Interim Income Statement
For the six months ended 30 June 2007

	Note	Six months ended 30 June 2007 pre-restructuring costs and IAS 12 adjustment (unaudited) £000	Restructuring (note 2) £000	IAS 12 adjustment to goodwill (note 4) £000	Six months ended 30 June 2007 (unaudited) £000
Revenue	3	**109,121**	**-**	**-**	**109,121**
Cost of sales		**(43,895)**	**(2,049)**	**-**	**(45,944)**
Gross profit		**65,226**	**(2,049)**	**-**	**63,177**
Other operating income		**529**	**-**	**-**	**529**
Selling and distribution expenses					
- Selling and distribution		**(31,950)**	**(73)**	**-**	**(32,023)**
- Amortisation of acquired intangible assets		**(2,565)**	**-**	**-**	**(2,565)**
Research and development expenses					
- Research and development		**(6,381)**	**(223)**	**-**	**(6,604)**
- Amortisation of acquired intangible assets		**(1,370)**	**-**	**-**	**(1,370)**
General and administrative expenses		**(9,968)**	**(1,349)**	**(733)**	**(12,050)**
Operating profit		**13,521**	**(3,694)**	**(733)**	**9,094**
Financial income		**746**	**-**	**-**	**746**
Financial expense		**(3,942)**	**-**	**-**	**(3,942)**
Profit before taxation		**10,325**	**(3,694)**	**(733)**	**5,898**

Income tax expense	4	**(2,026)**	**1,236**	**-**	**(790)**
Profit for the period		**8,299**	**(2,458)**	**(733)**	**5,108**
Earnings per ordinary share					
Basic	7				**3.5p**
Diluted	7				**3.4p**

Gyrus Group PLC
Consolidated Interim Income Statement
For the six months ended 30 June 2007

	Note	Six months ended 30 June 2006 (unaudited) £000	Year ended 31 December 2006 (audited) £000
Revenue	3	107,413	213,342
Cost of sales		(43,262)	(86,865)
Gross profit		64,151	126,477
Other operating income		329	695
Selling and distribution expenses			
- Selling and distribution		(30,099)	(61,286)
- Amortisation of acquired intangible assets		(2,838)	(5,506)
Research and development expenses			
- Research and development		(8,180)	(15,504)
- Amortisation of acquired intangible assets		(1,516)	(2,942)
General and administrative expenses		(11,485)	(22,789)
Operating profit		10,362	19,145
Financial income		859	1,322
Financial expense		(5,649)	(10,342)
Profit before taxation		5,572	10,125
Income tax expense	4	(1,936)	3,068
Profit for the period		3,636	13,193
Earnings per ordinary share			
Basic	7	2.5p	9.0p
Diluted	7	2.4p	8.7p

Gyrus Group PLC
Statement of Recognised Income and Expense
For the six months ended 30 June 2007

	6 months ended 30 June 2007 (unaudited) £000	6 months ended 30 June 2006 (unaudited) £000	Year e 31 Decer (unaud £
Exchange differences arising on translation of foreign operations	**(6,082)**	(26,783)	(32,
Deferred tax on income and expenses recognised directly in equity	**751**	404	
Current tax credit recognised directly in equity	**444**	-	
Cash flow hedges			
Effective portion of changes in fair value of cash flow hedges net of recycling	**(54)**	1,009	
Actuarial gain on defined benefit pension plan	**29**	11	
	(4,912)	(25,359)	(32,
Profit for the period	**5,108**	3,636	13
Total recognised income and expense for the period	**196**	(21,723)	(18,

Gyrus Group PLC
Consolidated Balance Sheet
As at 30 June 2007

	Note	As at 30 June 2007 (unaudited) £000	As at 30 June 2006 (unaudited) £000	As 31 December 20 (audite £0
Assets				
Property, plant and equipment	5	**20,366**	19,992	20,7
Goodwill		**247,914**	269,204	253,5
Other intangible assets		**83,915**	90,413	89,8
Total non-current assets		**352,195**	379,609	364,1
Inventories		**34,253**	32,429	32,3
Trade receivables		**38,105**	29,711	33,7
Other current assets		**7,257**	8,007	7,0
Cash and cash equivalents		**22,471**	28,756	23,3
Total current assets		**102,086**	98,903	96,4
Total assets		**454,281**	478,512	460,6
Equity				
Share capital	6	**(2,802)**	(2,789)	(2,79
Share premium	6	**(307,761)**	(304,536)	(305,28

Merger reserve		**(3,860)**	(3,860)	(3,86
Other reserves		**28,246**	15,306	22,1(
Retained earnings		**(4,098)**	14,437	2,9!
Total equity		**(290,275)**	(281,442)	(286,83
Liabilities				
Bank loan	**8**	**(84,729)**	(118,944)	(99,63
Obligations under finance leases and hire purchase contracts		**(1)**	(83)	(4
Deferred tax liabilities	**4**	**(11,281)**	(20,842)	(13,77
Provisions		**(995)**	(3,693)	(1,40
Total non-current liabilities		**(97,006)**	(143,562)	(114,85
Bank overdrafts and loans due within one year	**8**	**(28,658)**	(20,028)	(20,43
Trade and other payables		**(33,851)**	(31,209)	(34,84
Current tax payable		**(2,645)**	(2,160)	(54
Obligations under finance leases and hire purchase contracts		**(67)**	(111)	(9
Provisions		**(1,779)**	-	(3,01
Total current liabilities		**(67,000)**	(53,508)	(58,93
Total liabilities		**(164,006)**	(197,070)	(173,78
Total equity and liabilities		**(454,281)**	(478,512)	(460,62

Gyrus Group PLC
Consolidated Cash Flow Statement
For the six months ended 30 June 2007

	Six months ended 30 June 2007 (unaudited) £000	Six months ended 30 June 2006 (unaudited) £000	Year end 31 Decemb 2006 (audite £0
Cash flows from operating activities			
Profit for the period	**5,108**	3,636	13,1!
Adjustments for:			
Depreciation of property, plant and equipment	**3,054**	2,747	4,7:
Amortisation of intangible assets	**4,201**	4,483	8,8
IAS 12 adjustment to goodwill	**733**	-	1,7'
Loss on disposal of property, plant and equipment	**155**	58	:
Financial income and expense	**3,196**	4,790	9,0:
Exchange gain/(loss) included in financial income and expense	**76**	(290)	(42
Equity settled share based payment expense	**1,152**	1,199	2,6.
Taxation	**790**	1,936	(3,06
Operating cash flows before movement in working capital	**18,465**	18,559	36,8
Increase in inventories	**(2,824)**	(765)	(4,23
(Increase)/decrease in trade and other receivables	**(5,544)**	3,994	(26
(Decrease)/increase in trade and other payables	**(1,894)**	(3,093)	3,1'
Cash generated from operations	**8,203**	18,695	35,4!
Interest paid	**(4,042)**	(4,772)	(9,59
Tax paid	**(826)**	(878)	(2,85
Net cash from operating activities	**3,335**	13,045	23,0

Cash flows from investing activities			
Interest received	**582**	342	7·
Proceeds on disposal of property, plant and equipment	**-**	-	3(
Acquisition of property, plant and equipment	**(3,182)**	(4,150)	(7,68
Acquisition of patents, trademarks and other intangibles	**-**	(10)	(14
Expenditure on product development	**(26)**	(267)	(1,10
Net cash outflow from investment activities	**(2,626)**	(4,085)	(7,88
Cash flows from financing activities			
Proceeds from issue of share capital	**2,489**	841	1,5!
Repayment of borrowings	**(3,914)**	(546)	(12,40
Repayment of obligations under finance leases	**(33)**	(65)	(11
Net cash outflow from financing activities	**(1,458)**	230	(10,92
Net (decrease)/ increase in cash and cash equivalents	**(749)**	9,190	4,2·
Cash and cash equivalents at beginning of period	**23,327**	20,194	20,1!
Effect of foreign exchange rate fluctuations on cash held	**(107)**	(628)	(1,11
Cash and cash equivalents at end of period	**22,471**	28,756	23,3:
Bank balances and cash	**22,471**	28,756	23,3:

Gyrus Group PLC
Notes to the Preliminary Announcement
For the six months ended 30 June 2007

1. Basis of preparation

Gyrus Group PLC is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2007 comprise the Company and its subsidiaries (together referred to as the "Group").

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2006.

The interim financial statements do not constitute statutory accounts as they are unaudited.

The comparative figures for the financial year ended 31 December 2006 are not the Group's audited statutory accounts for that financial year. Those accounts, which were prepared under EU adopted International Financial Reporting Standards, have been reported on by the Group's auditor and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The condensed consolidated interim financial statements were authorised for issuance on 17 September 2007.

2. Restructuring costs

As a result of the acquisition of American Cystoscope Makers Inc in July 2005, the Group continues to incur

restructuring costs arising from the integration of the legacy Gyrus business with that of ACMI. The total charge for the period ended 30 June 2007 was £3,694,000 (year ended 31 December 2006: £5,808,000 and six months ended 30 June 2006: £2,336,000). An analysis of these costs is shown below.

	Six months ended 30 June 2007 (audited) £000	Six months ended 30 June 2006 (audited) £000	Year e 31 December 2 (aud £
Severance costs	**305**	1,081	2
Demonstration equipment write-off	**-**	-	
Alignment of global enterprise resource planning systems	**115**	-	
International distributor settlements	**-**	216	
Manufacturing inefficiencies and other duplicated costs arising as a result of the relocation of production	**1,683**	276	1
Set up costs associated with the customer service and distribution centre and Mexico production facility	**1,055**	95	
Core integration team expenses	**451**	413	
Gyrus ACMI rebranding	**-**	66	
Other costs	**85**	189	
	3,694	2,336	5

3. Segment reporting

Segment information is presented in the condensed consolidated interim financial statements in respect of the Group's business Divisions, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus and rhinology and head and neck products.
Surgical	Design, development, manufacture, marketing and sales of laparoscopic surgery products.
Urology & Gynaecology	Design, development, marketing and sales of urology and gynaecology and visualisation products.
Partnered Technologies	Out-licensing of the Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence.

For the six months ended 30 June 2007 (unaudited)

	ENT £000	**Surgical £000**	**Partnered Technologies £000**	**Urology & Gynaecology £000**	**Total £000**
Revenue					
External sales	**18,863**	**26,894**	**12,776**	**50,588**	**109,121**
Inter-segment sales	**-**	**480**	**2,669**	**-**	**3,149**
	18,863	**27,374**	**15,445**	**50,588**	**112,270**
Segment result before amortisation, restructuring	**2,474**	**5,888**	**2,757**	**7,644**	**18,763**

charges and IAS 12 adjustment to goodwill					
Amortisation of acquired intangibles	**-**	**(428)**	**(26)**	**(3,481)**	**(3,935)**
IAS 12 adjustment to goodwill	**(574)**	**(159)**	**-**	**-**	**(733)**
Restructuring charges	**(58)**	**(892)**	**(432)**	**(2,312)**	**(3,694)**
Segment result after amortisation, restructuring charges and IAS 12 adjustment to goodwill	**1,842**	**4,409**	**2,299**	**1,851**	**10,401**
Unallocated corporate expenses					**(1,307)**
Profit from operations					**9,094**
Net finance costs					**(3,196)**
Profit before tax					**5,898**
Taxation					**(790)**
Profit for the period					**5,108**

For the six months ended 30 June 2006 (unaudited)

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
	£000	£000	£000	£000	£000
Revenue					
External sales as previously reported	20,416	22,967	13,470	50,560	107,413
External sales excluding discontinued product lines	19,830	22,967	13,470	50,560	106,827
Discontinued product lines	586	-	-	-	586
Effect of reclassification of revenue	-	1,732	-	(1,732)	-
External sales	20,416	24,699	13,470	48,828	107,413
Inter-segment sales	-	438	3,439	-	3,877
	20,416	25,137	16,909	48,828	111,290
Segment result before amortisation and restructuring charges as previously reported	2,688	5,967	3,106	7,313	19,074
Effect of reclassification of revenue and associated costs	-	328	-	(328)	-
Segment result before amortisation and restructuring charges	2,688	6,295	3,106	6,985	19,074
Amortisation of acquired intangibles	-	(500)	(30)	(3,824)	(4,354)
Restructuring charges	(75)	(337)	(135)	(1,789)	(2,336)
Segment result after amortisation and restructuring charges	2,613	5,458	2,941	1,372	12,384
Unallocated corporate expenses					(2,022)
Profit from operations					10,362
Net finance costs					(4,790)
Profit before tax					5,572
Taxation					(1,936)
Profit for the period					3,636

For the year ended 31 December 2006 (audited)

	ENT	Surgical	Partnered Technologies	Urology & Gynaecology	Total
	£000	£000	£000	£000	£000
Revenue					
External sales as previously reported	38,532	52,465	26,238	96,107	213,342
External sales excluding discontinued product lines	37,492	52,465	26,238	96,107	212,302
Discontinued product lines	1,040	-	-	-	1,040
External sales	38,532	52,465	26,238	96,107	213,342
Inter-segment sales	-	985	3,669	-	4,654
	38,532	53,450	29,907	96,107	217,996
Segment result before amortisation, restructuring charges and IAS 12 adjustment to goodwill	4,138	11,227	5,697	14,777	35,839
Amortisation of acquired intangibles	-	(919)	(56)	(7,473)	(8,448)
IAS 12 adjustment to goodwill	(1,542)	(231)	-	-	(1,773)
Restructuring charges	(335)	(1,989)	(47)	(3,437)	(5,808)
Segment result after amortisation, restructuring charges and IAS 12 adjustment to goodwill	2,261	8,088	5,594	3,867	19,810
Unallocated corporate expenses					(665)
Profit from operations					19,145
Net finance costs					(9,020)
Profit before tax					10,125
Taxation					3,068
Profit for the year					13,193

4. Tax expense

Under IFRS the overall rate of tax for the period is 13.4% (six months ended 30 June 2006: 34.7%) which is lower than the standard rate of UK corporation tax of 30%. This is due, in particular, to the impact of IFRS2 on share based payments, the beneficial effect of the Research & Development Credit scheme and the change in corporation tax rate used for the deferred tax position.

Current taxation	**Six months ended 30 June 2007 (unaudited)**	Six months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
	£000	£000	£000
Domestic	**1,795**	1,267	1,766
Foreign	**400**	515	755
	2,195	1,782	2,521
Deferred taxation			
Current period (credit)/charge	**(1,405)**	154	(5,589)
Taxation attributable to the company and its subsidiaries	**790**	1,936	(3,068)

Current taxation

Share based payment tax deductions recognised directly in equity	444	-	-

Deferred taxation

	£000
Net deferred tax liability recognised at 31 December 2006	(13,778)
Credit to income for the period	1,405
Charged directly to equity	751
Exchange differences	341
Net deferred tax liability recognised at 30 June 2007	**(11,281)**

In June 2007, the Finance Bill 2007 was 'substantively enacted' approving a reduction in the UK corporation tax rate from 30% to 28% from 1 April 2008. Therefore the UK tax rate applied for the purposes of the measurement of the Group's deferred tax has been reduced to 28%.

As a result of previous acquisitions during 2000 and 2001 certain deferred tax assets were not recognised as it was considered unlikely that they would be utilised in future periods. The performance of these acquisitions is now better than originally anticipated thus, under IAS 12 ("Income Taxes"), the Group has adjusted goodwill equal to the benefit of the subsequently recognised losses. Accordingly, a deferred tax asset of £854,000 was recognised and utilised together with a corresponding adjustment to goodwill net of a credit of £121,000 in respect of over amortisation in the period before transition to IFRSs.

5. Property, plant and equipment

Capital commitments
As at 30 June 2007, the Group entered into contracts to purchase property, plant and equipment of £610,000 (year ended 31 December 2006: £455,000 and six months ended 30 June 2006: £1,102,000).

6. Capital and reserves

Share capital and share premium
The Group recorded the following amounts within shareholder's equity as a result of the issuance of ordinary shares.

	Share capital Six months ended 30 June 2007 (unaudited)	Six months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)	**Share premium Six months ended 30 June 2007 (unaudited)**	Six months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
	£000	£000	£000	**£000**	£000	£000
Issuance of ordinary shares	**10**	4	7	**2,479**	837	1,583

Dividends
The directors do not propose the payment of a dividend (30 June 2006: £nil).

7. Earnings per share

Basic earnings per share
The calculation of basic earnings per share for the six months ended 30 June 2007 was based on the profit attributable to ordinary shareholders of £5,108,000 (year ended 31 December 2006: £13,193,000 and six months ended 30 June 2006: £3,636,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2007 of 147,105,358 (year ended 31 December 2006: 146,492,872 and six months ended 30 June 2006: 146,287,927).

Diluted earnings per share
The calculation of diluted earnings per share for the six months ended 30 June 2007 was based on the profit attributable to ordinary shareholders of £5,108,000 (year ended 31 December 2006: £13,193,000 and six months ended 30 June 2006: £3,636,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June

2007 of 150,490,860 (year ended 31 December 2006: 150,785,514 and six months ended 30 June 2006: 150,513,041).

Earnings

	Six months ended 30 June 2007 (unaudited)	Six months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
	£000	£000	£000
Earnings for the purposes of basic and diluted earnings per share	**5,108**	3,636	13,193

Weighted average number of ordinary shares

	Six months ended 30 June 2007 (unaudited)	Six months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
	Number	Number	Number
Weighted average number of shares for purposes of calculating basic earnings per share	**147,105,358**	146,287,927	146,492,872
Effect of dilutive options	**3,385,502**	4,225,114	4,292,642
Weighted average number of shares for purposes of calculating diluted earnings per share	**150,490,860**	150,513,041	150,785,514
Basic earnings per share	**3.5p**	2.5p	9.0p
Diluted earnings per share	**3.4p**	2.4p	8.7p

Adjusted earnings per share

In order to provide a trended measure of underlying performance, profit attributable to ordinary shareholders is adjusted for items which management consider will distort comparability. Adjusted basic earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £12,556,000 (year ended 31 December 2006: £25,030,000 and six months ended 30 June 2006: £11,252,000) by the weighted average number of ordinary shares outstanding during the six months ended 30 June 2007 of 147,105,358 (year ended 31 December 2006: 146,492,872 and six months ended 30 June 2006: 146,287,927).

Adjusted diluted earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £12,556,000 (year ended 31 December 2006: £25,030,000 and six months ended 30 June 2006: £11,252,000) by the weighted average number of ordinary shares outstanding during the six months ended 30 June 2007 of 150,490,860 (year ended 31 December 2006: 150,785,514 and six months ended 30 June 2006: 150,513,041).

Earnings on which adjusted earnings per share is based:

	Six months ended 30 June 2007 (unaudited)	Six months ended 30 June 2006 (unaudited)	Year ended 31 December 2006 (audited)
	£000	£000	£000
Basic earnings for the period	**5,108**	3,636	13,193
Restructuring charges	**3,694**	2,336	5,808
Taxable benefit associated with restructuring charges**	**(144)**	-	(201)
Amortisation of acquired intangible assets	**3,935**	4,354	8,448
IAS 12 adjustment to goodwill	**733**	-	1,773
Charge relating to "special" LTIP award*	**191**	772	1,598
Deferred taxation	**(1,405)**	154	(5,589)
Current tax credit recognised directly in equity***	**444**	-	-
Adjusted earnings for the period	**12,556**	11,252	25,030

Adjusted basic earnings per share	**8.5p**	7.7p	17.1p
Adjusted diluted earnings per share	**8.3p**	7.5p	16.6p

* As part of the acquisition of American Cystoscope Makers Inc, a "special" award of conditional shares under the Group's LTIP scheme was approved by shareholders and was made to retain and incentivise approximately 25 key executives to integrate the business effectively. The award will create a charge to the income statement until the potential vesting date of July 2008. The charge relating to this award is considered to be another form of integration/restructuring cost.

** The tax credit of £1,236,000 (year ended 31 December 2006: £2,128,000 and six months ended 30 June 2006: £nil) associated with restructuring costs comprises a deferred tax credit of £1,092,000 (year ended 31 December 2006: £1,927,000 and six months ended 30 June 2006: £nil) and a current taxation benefit of £144,000 (year ended 31 December 2006: £201,000 and six months ended 30 June 2006: £nil). The current taxation benefit has been deducted from adjusted earnings per share to correctly reflect the net impact of restructuring. The current taxation benefit is lower than the effective tax rate as the costs of the integration have principally been incurred within the US where tax losses are available to offset profits.

*** Under the provisions of IAS 12 the current tax credit taken to the income statement on the exercise of share options is restricted to the aggregate remuneration expense charged to the income statement in respect of the options. The excess of any current tax credit is taken to equity through the Statement of Recognised Income and Expense, although it will reduce the cash tax payable by the Group to below that which is charged as current taxation in the Income Statement. In the period to 30 June 2007, the excess of the current tax credit over and above the aggregate remuneration expense amounted to £444,000 (year ended 31 December 2006:£nil and period ended 30 June 2006:£nil) and, as required by the standard, this has been taken to equity. In order to maintain the continuity of adjusted earnings per share being calculated on a cash tax basis, earnings are adjusted for the effect of this amount.

8. Interest-bearing loans and borrowings

As at 30 June 2007 Gyrus Group PLC had a loan of £109,649,000 ($220 million) under a term loan facility of $250 million and £3,738,000 ($7.5 million) under a revolving credit facility of $15 million (year ended 31 December 2006: £120,070,000 under a term loan facility and £nil under a revolving credit facility of $15 million and 6 months ended 30 June 2006: £135,165,000 under a term loan facility and £3,807,000 under a revolving credit facility of $30 million).

The $250 million loan facility is for a fixed term of five years. The loan attracts a maximum rate of US LIBOR plus 1.75% provided that Total Net Debt to Consolidated EBITDA (as defined in the facility agreement) is less than 3.50 and a minimum rate of US dollar LIBOR plus 0.75% provided that Total Net Debt to Consolidated EBITDA is less than 1.00. The margin on the facility from inception to 30 October 2006 was 1.75%. As at 31 October 2006 the quarterly Net Debt to Consolidated EBITDA fell below 3.00:1 resulting in a reduction in the margin on the facility of 0.5% to 1.25%. As at 27 February 2007, the margin was further reduced to 1.00% as Net Debt to Consolidated EBITDA fell below 2.50:1.

Each advance drawn down under the $15 million revolving credit facility is repaid on the last business day of each fixed term interest period (typically three to six months). As the term of the revolving credit facility is for a period of five years from 21 July 2005, amounts drawn down under this facility are shown as non-current liabilities where repayments are due in greater than one year and current liabilities where repayments are due in less than one year. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at US dollar LIBOR plus a margin. The margin added to US dollar LIBOR follows that of the term loan facility. The amount drawn down on this facility at 30 June 2007 was £3,738,000 (year ended 31 December 2006: £nil and six months ended 30 June 2006: £3,456,000).

The $250 million loan facility and $15 million revolving credit facility are secured by a fixed and floating debenture on the assets of the Group.

Repayments on the US dollar loan and advances on the revolving credit facility over the period from 1 January 2007 to 30 June 2007 were as follows:

	£000
Loan balance as at 1 January 2007 (audited)	120,070
Repayments	(7,664)
Advances on revolving credit facility	3,750
Foreign exchange movement	(2,769)

Loan balance as at 30 June 2007 (unaudited)	**113,387**

9. Provisions

As at 31 December 2006, the Group disclosed a sales provision for the resolution of an ongoing customer dispute of £1,303,000. During the period to 30 June 2007, following negotiations with the customer, there has been a partial release of this provision. As at 30 June 2007, the remaining provision pertaining to this dispute amounted to £274,000. The provision is disclosed within current liabilities.

10. Financial Instruments

Interest rate risk

The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged. At 30 June 2007, the Group had entered into two interest rate cap and collar transactions. The cap on both financial instruments is US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. The maturation of both instruments is consistent with that of the $250 million term loan facility. At 30 June 2007, the Group had interest rate hedges with a notional contract amount of $165,000,000 (year ended 31 December 2006: $176,250,000 and six months ended 30 June 2006: $187,500,000).

The Group classifies interest rate hedges as cash flow hedges and states them at fair value.

Foreign currency risk

The Group incurs foreign currency risk on sales and purchases that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar.

Unless otherwise approved by the Board, the Group hedges at least 80% of the anticipated US dollar cash flows for net anticipated receivables/payables in the first three months forward, at least 50% in months four to six and at least 25% in months seven to twelve forward. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year later than the balance sheet date.

The Group designates its forward exchange contracts of the variability of cash flows of a recognised asset or liability, or highly probable forecasted transaction as cash flow hedges and states them at fair value.

Estimation of fair values

The fair value of forward foreign exchange contracts is the mark to market value of the contracts as at 30 June 2007. The fair value of forward foreign exchange contracts at 30 June 2007 is an asset of £22,000 (year ended 31 December 2006 an asset of £51,000 and six months ended 30 June 2006 an asset of £104,000). The fair value of the interest rate hedges as at 30 June 2007 is an asset of £713,000 (six months ended 30 June 2006 an asset of £1,712,000 and year ended 31 December 2006 an asset of £695,000).

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the income statement. Otherwise the gains and losses will be reported in the income statement only when the forecasted transaction occurs and is recognised in the income statement.

END

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	08:33 03-Sep-07
Number	1607D

GYRUS GROUP PLC (the Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 31 August 2007, the issued share capital and voting rights of the Company were as follows:

148,091,577 Ordinary 1p shares with voting rights attached (one vote per share); and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in the Company is 148,091,577.

Shareholders may use the total voting rights figure of 148,091,577 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

3 September 2007

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

Close

Company Name
GYRUS GROUP PLC

RECEIVED

363s Annual Return

Companies House — for the record —

Company Type
Public Limited Company

Company Number
3234242
Information extracted from Companies House records on
31st July 2007

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 3234242/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Fortran Road St Mellons Cardiff CF3 0LT**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **3310** **Mfr medical, orthopaedic etc equip**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

03/07

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ron HONIG** **Address** **115 Harvard Road** **Stow** **Massachusetts** **01775** **Usa**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ron HONIG ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Prof Charles William CUMMINGS** **Address** **13940 Mantua Mill Road** **Glyndon** **Maryland Baltimore** **21071** **Usa** **Date of birth** **16/11/1935** **Nationality** **American** **Occupation** **Surgeon**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Prof Charles William CUMMINGS ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Gordon Roy DAVIS** **Address** **The Old Post Office** **Chalton** **Waterlooville** **Hampshire** **PO8 0BG** **Date of birth** **30/01/1956** **Nationality** **British** **Occupation** ~~Chief Operating Officer~~	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation CHIEF EXECUTIVE OFFIC Date of change __/__/____ Date Gordon Roy DAVIS ceased to be director (if applicable) __/__/____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Michael Frederick GARNER MA FCA FCT** **Address** **Old Drews** **Knotty Green** **Beaconsfield** **Buckinghamshire** **HP9 2TT** **Date of birth** **22/04/1937** **Nationality** **British** **Occupation** **Chartered Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Michael Frederick GARNER MA FCA FCT ceased to be director (if applicable) __/__/____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Lady Katherine Christina Mary INNES KER BA MA D.PHIL** **Address** **Battlesden House** **Battlesden** **Bedfordshire** **MK17 9HW** **Date of birth** **04/05/1960** **Nationality** **British** **Occupation** **Company Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣/␣␣/␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣/␣␣/␣␣␣␣ Date Lady Katherine Christina Mary INNES KER BA MA D.PHIL ceased to be director (if applicable) ␣␣/␣␣/␣␣␣␣
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Keith Tadeusz KRZYWICKI** This is a service address for the beneficiary of a Confidentiality Order. **Address** **410 Wharfedale Road** **Winnersh Triangle** **Wokingham** **Berkshire** **RG41 5RA** **Date of birth** **14/03/1945** **Nationality** **British** **Occupation** **Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ____ ____ ____ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣/␣␣/␣␣␣␣ Nationality ____ Occupation ____ Date of change ␣␣/␣␣/␣␣␣␣ Date Keith Tadeusz KRZYWICKI ceased to be director (if applicable) ␣␣/␣␣/␣␣␣␣

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **John Leonard RENNOCKS** **Address** **Crown Acre Queens Drive** **Oxshott** **Leatherhead** **Surrey** **KT22 0PB** **Date of birth** **27/06/1945** **Nationality** **British** **Occupation** **Company Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John Leonard RENNOCKS ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Simon James Blouet SHAW** **Address** **Church House** **329 Catherington Lane** **Waterlooville** **Hampshire** **PO8 0TE** **Date of birth** **23/02/1965** **Nationality** **British** **Occupation** **Chief Financial Officer**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Simon James Blouet SHAW ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Brian Louis STEER**	Name ____________________
	Address **Newlands Mount** **Bath Road Maidenhead Thicket** **Maidenhead** **Berkshire** **SL6 4LQ**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985. Address THE OLD MUSEUM HAMBLEDEN, HENLEY-ON-THAMES RG9 6RJ UK Postcode RG9 6RJ
	Date of birth **08/07/1933**	Date of birth __ __ / __ __ / __ __ __ __
	Nationality **British**	Nationality ____________________
Particulars of a new Director must be notified on form 288a.	**Occupation** **Company Director**	Occupation ____________________
		Date of change __ __ / __ __ / __ __ __ __
		Date Brian Louis STEER ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Section 3: Share Capital

(C

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 1P SHARES	148,091,577	£1,480,915.77
DEFERRED REDEEMABLE 50p	1,646,370	£1,323,185

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 150,737,947

Aggregate Nominal Value of issued shares: £2,804,100.77

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☑ There were no changes during the period (RE DEFERRED SHARES)
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed (RE ORDINARY SHARES ON CD)

(LIST OF DEFERRED REDEEMABLE SHAREHOLDERS ATTACHED)

The last full list of members was received on: 06/08/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature]
Director / ~~Secretary~~

Date 23 / 08 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***6/8/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **6th August 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
YOMI AKISANYA

Telephone number *inc code*
01189 219724

Address
410 WHARFEDALE ROAD
WINNERSH TRIANGLE,
WOKINGHAM, BERKSHIRE

Postcode RG41 5RA

DX number *if applicable*
__ __ __ __ __ __

DX exchange
____

Gyrus Group Plc
Deferred Redeemable Shareholders
As at 6 August 2007

Alta Berkeley LPII Leidseplein 29 1017 PS Amsterdam	1,026,601
Charterhouse Nominees Ltd 85 Watling Street London	1,026,601
Johnson & Johnson Development Corp 1 Johnson & Johnson Plaza New Brunswick New Jersey USA	593,168
Total	**2,646,370**

END